Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Marcus & Millichap Real Estate Investment Services, Inc.	California
Marcus & Millichap REIS of Atlanta, Inc.	Georgia
Marcus & Millichap REIS of Chicago, Inc.	California
Marcus & Millichap REIS of Florida, Inc.	California
Marcus & Millichap REIS of Nevada, Inc.	California
Marcus & Millichap REIS of North Carolina, Inc.	California
Marcus & Millichap REIS of Seattle, Inc.	California
Marcus & Millichap REIS Canada, Inc.	New Brunswick, Canada
Marcus & Millichap Capital Corporation	California
Mark One Capital, Inc.	Delaware
MMI Servicing, Inc.	Delaware
Services D’Investissement Immobilier Marcus & Millichap Québec Inc. / Marcus & Millichap Real Estate Investment Services Québec Inc. (formerly McGill Commercial Inc.)	Quebec, Canada